

SOL BOARDS, INC.
1001 SW Emkay Drive, Suite 100
Bend, Oregon 97702

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.golfboard.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

3. it has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

4. it or another party purchases or repurchases all of the securities issued in reliance on Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. it liquidates or dissolves its business in accordance with state law.